Exhibit 99.1
Press Release
Sify Technologies posts revenues $121.62 million for 08-09
Revenues grow 3% over the previous year. Net Loss at $ 16.85 million
Chennai, Friday, 24thApril 2009: Sify Technologies Limited (Nasdaq National Markets: SIFY), a leader in Enterprise and Consumer Internet Services in India with global delivery capabilities, announced today its consolidated unaudited results under the International Financial Reporting Standards (IFRS) for the fiscal year ended 31st March 2009.
Performance Highlights FY 2008-09 ( Unaudited)
▪	Sify reported revenues of $ 121.62 million for the year ended 31st March 2009, 3 % higher than the previous year’s revenue of $ 117.88 million.

▪	The Enterprise business registered growth of 13% over the previous year, while the consumer business’ revenues were 26 % lower than the previous year. The international business ended the year with an increase of 29 % over the previous year.

▪	Net Loss for the year was $ 16.85 million as against a Net Profit of $ 0.50 million in the previous year.

▪	Capex during the year was $ 29 million on account of data centre expansion and the doubling of network reach over the first three quarters. This also increases current operating costs, whereas revenues will take time to scale across all the newly established locations.

▪	Sify ended the year with a cash balance of $ 7.20 million after capital expenditures of $ 29 million during the year.
Mr. Raju Vegesna, Board Chairman and CEO & MD, Sify Technologies, said, “Sify’s domestic enterprise business has grown despite a slowdown in IT investments and consequently in services. However, we expect continued growth in the enterprise business going forwards led by demand for our data center and carrier voice services. Our international businesses also continue to grow by identifying opportunities in the current environment. Retail services, particularly access services, have proved a challenge in the past year, and we are consolidating our position going forwards”.
Mr CVS Suri, Chief Operating Officer, Sify, said, “Our enterprise services drove Sify’s growth with a larger percentage share of total revenues last year. We expect VoIP carrier services and our Data Center services to be the growth drivers for the enterprise business going forwards. We continue to expect growth across all businesses including connectivity, security and application services. Revenues during the year were from both new customer engagements and enhanced requirements from existing customers. Our international businesses have grown, and will continue to grow, by focusing on opportunities in identified verticals of business and industry. On the consumer front, the access business has been a challenge, and this is being addressed with rationalization of product portfolios based on consumer demand, as well as focusing on services in cities where we are well represented. Our interactive services capability was enhanced with a new content management system that is multi-media capable, and allows for greater efficiencies, flexibility, scalability and user interactivity. New initiatives for video content across entertainment, sports and lifestyle areas such as cookery saw us gaining new users during the year”.
Mr. MP Vijay Kumar, Chief Financial Officer, Sify, said, “During the year we have focused on greater efficiencies and consolidation to enable us to expand infrastructure to capitalize on future opportunities while running a lean organization. We have also ensured adequate funding for growth, both in terms of debt as well as capital recovery, by scaling back on earlier investments in facilities. This is reflected in our cash position at the end of the last financial year, while the SG&A for the year reflects increased costs incurred for expansion of infrastructure. We continue to review costs on an ongoing basis, across infrastructure, operations and people costs, to return to profitability despite the challenging environment”.

Unaudited Consolidated income statement as per IFRS
( In $ million, all translated at $1 = Rs.50.95)
Description

	Year ended		Quarter Ended
	31st March
	2009	2008	2009
Enterprise	85.18	75.02	22.30
Consumer	25.62	34.46	5.35
Others	10.82	8.40	2.68
Revenue	121.62	117.88	30.33

Cost of Revenues	(71.11)	(66.53)	(18.19)

Other Income	1.75	0.91	0.56
Stock Compensation expenses	(0.62)	(1.11)	(0.12)
Depreciation and Amortisation expenses	(10.21)	(7.74)	(2.84)
Selling, General and Administrative Expenses	(54.60)	(47.25)	(12.72)
Net Finance Income	(2.47)	2.04	(1.04)
Share of Affiliates	0.97	3.55	0.15

Profit Before tax	(14.66)	1.76	(3.87)
Income Taxes	(2.19)	(1.26)	(0.33)

Profit for the year	(16.85)	0.50	(4.20)
Profit attributable to:
Owners of the parent	(17.86)	(0.09)	(4.30)
Non-controlling interests	1.02	0.59	0.10
Non Financial Indicators e Port
Subscribers active	490	718	490
No of e Ports (Operational)	1,791	2,165	1,791
E ports Additions (Gross)	367	513	41
No of Cities	249	180	249
Broadband
Subscribers (in 000’s)	165	219	165
No of CTOs	2,011	1,966	2,011
ARPU	305	336	291
Technology
No of PoPs	547	481	547

Business Highlights:
ENTERPRISE SERVICES
Sify is now fully operational as a long distance operator for wholesale voice with a steady increase in business. We are using our IP expertise effectively in offering and managing these services.
Significant wins for data centre services were from the General Insurance Corporation, State Bank of India and Vishal Retail. Connectivity engagements were signed with Canpack, HDFC SLIC and Indian Overseas Bank.
Application services were signed with the Indian Institute of Banking & Finance and ICICI Prudential. While managed voice contracts were gained from Cobwell & Salmon and Cleaves Global.
Government investments in eGovernance and services, Public Sector Enterprises investing in IT, enablement and rural banks and co-operatives are driving demand for enterprise services in the current environment. Public Sector Banks are continuing to invest in IT to gain efficiencies and improve customer services.
International services:
Infrastructure management services:
Infrastructure management services are seeing fresh traction in the western markets in the current environment. This has resulted in queries and an increase in our engagements with existing customers.
Consequently the sales force in the US has been strengthened to meet this opportunity. Lead times, however, are longer as decision making is now more layered. Interest is from across verticals including finance, high tech, manufacturing and others.
eLearning services:
Sify eLearning continues to identify opportunities in the current environment for its services. While there is increasing pressure on price or added value, our focus has been on efficiencies in delivery to protect margins. We are also ensuring skill sets to meet with the evolving requirements of the eLearning space. We also launched Learning Infrastructure on a Services Model as a new service offering in the last quarter.
Among the awarded contracts, some of the notable wins were from customers such as a global leader in Business Intelligence Products and Services, a Global Investment Management organization, and our being empanelled as a preferred vendor by a Canadian City Municipal Agency.

CONSUMER SERVICES
Access media services
Broadband to home:
Consumer offer to promote timely renewals: The offer of winning Rs 1500 on timely renewals was promoted through web pop-ups, text messages to customers, telemarketing and through the website. There was a significant Improvement in on-time renewals and payment realization, with due date renewals scaling up by more than 10% in Jan soon after the offer was launched.
Launch of “double speed @ night” product: The launch of the 64 kbps (Day) 128 kbps (Night) Unlimited plan, Sify Broadband completed its unique “double speed @ night” product range. There are now three plans in this range offering differing speeds, but double the download speeds at night and unlimited downloads all day long. Customers who do basic tasks during the day that do not require high speeds, but heavy downloads at night find these packages very attractive and affordable.
e-port cyber cafes:
Internet Learning Program at Sify e-Ports: Sify tied up with the National Internet Exchange of India (NIXI) to launch a certified course in the use of the Internet to educate people on how to use the Internet purposefully. The objective of this program is to spread Internet awareness and usage, particularly in tier-II and III cities of India.
The ten-hour course at just Rs 125/- is aimed at people who do not have access to personal computers at home and is available at Sify e-Ports across the country with content developed by Sify. On completion of the course, participants get a certificate jointly issued by Sify and NIXI. The certificates are signed by the Secretary, Department of Information Technology (DIT).
Rationalization of the e-Port product portfolio: A standardized set of products across all e-Ports is now available with an extensive rationalization of the range to arrive at a mix of 11 products, new registrations and renewal combined. These products cater to varied requirements of customers, be it with respect to pricing, validity or value for money.

Consolidation of cafes in existing locations: Potential franchisees to start e-Ports in existing cities are being carefully screened before opening new cafes. Existing cafes are also being monitored on multiple parameters, including the involvement & interest of the franchisee and viability of the location in a dynamic urban environment. If proving unviable, these cafes are being closed down.
Interactive services:
Improvement of the content management system and delivery platform has resulted in greater automation and reduced costs for both content and people. The automated content management system also allows for greater flexibility and scalability going forwards. It also is multi-media capable and enables greater focus on user related features.
Sify.com continues to enhance its capabilities and content with alliances with companies such as Google, World Wrestling Entertainment (WWE), Sony Entertainment Television, Zee TV and others to offer compelling entertainment and sports content including video content. This is resulting in new users coming in for the rich media content that they can enjoy on Sify.com.
Sify.com revamped its internationally popular food channel ‘Bawarchi’ (http://food.sify.com/) to enhance it with multi-media capabilities and to make it more contemporary and user friendly. The revamped Bawarchi continues to offer the best of Indian cooking to an international audience with enhanced features that include videos and tools for greater user interactivity.
Sify sports (http://sify.com/sports/) started live streaming of international cricket matches, including the India – New Zealand, Australia- South Africa, and West Indies – England series. This has met with a very encouraging response from users as Sify was the only portal in India to offer this facility. It also proved of increasing interest to advertisers.
Sify.com tied up with Zee Television while continuing its relationship with Sony Entertainment Television to bring popular reality shows Dance India Dance (http://danceindiadance.sify.com/ ) and Jhalak dikhhla jaa (http://jhalakdikhhlajaa.sify.com/ ) to online audiences. The highly popular sites offer fans interactive tools, community features, videos, gallery, show recaps, message boards and expert diaries.
The newly introduced Sifymail WIYI (World In Your Inbox) has met with an encouraging response with growing numbers of users subscribing per day. The feedback regarding the widgets that enable users to personalize their inbox to become their veritable home page on the Internet has also been very positive.
Games(http://games.sify.com ) continued to grow in number of users with the recently launched Antzill range of games gaining traction. The site has also been widely reviewed and written about which has helped attract many new users.
Stree, an exclusive section for the contemporary woman was launched (http://sify.com/news/women ) during the last quarter. The special channel includes sections on lifestyle, family, health, career tips, leisure, cookery tips, help and astrology.

About Sify
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching 500+ cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO 27001 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.
Consumer services include broadband home access, dial up connectivity and the e-port cybercafé chain across 249 cities and towns. Sify.com the consumer portal of Sify has sub portals like www.samachar.com, www.walletwatch.com, www.sifymax.com and www.chennailive.in, www.bangalorelive.in, www.mumbailive.in, www.hyderabadlive.in the city based live video on the web. The content is available in 5 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil.
For more information about Sify visit www.sifycorp.com
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended September 30, 2008, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
Contact information:

Sify Technologies Limited	Grayling Global

Investor Relations:

Mr. David Appasamy	Ms. Trúc N. Nguyen (ext. 418) or
Investor Relations	Mr. Christopher Chu (ext. 426)

+91-44-2254 0770 Ext. 2013	+1-646-284-9400
david.appasamy@sifycorp.com	tnguyen@hfgcg.com or
cchu@hfgcg.com

Media Relations:

Ms. Stacy Dimakakos
+1-646-284-9417
sdimakakos@hfgcg.com